

April 9, 2014

Via E-mail
Mr. Timothy M. Schoen
Chief Financial Officer
HCP, Inc.
3760 Kilroy Airport Way
Suite 300
Long Beach, CA 90806

> **Re:** **HCP, Inc.**
> **Form 10-K for year ended December 31, 2013**
> **Filed on February 11, 2014**
> **File No. 001-08895**

Dear Mr. Schoen:

We have reviewed your response letter dated March 27, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Financial Statements, page F-2

Notes to Consolidated Financial Statements, page F-8

(7) Loans Receivable, page F-23

1.   We note your response to prior comment one. We continue to be unclear how you have complied with paragraph 29b of ASC 310-10-50.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief